Exhibit 99.3

BCE Inc.’s fighting against forced and child labour report

To meet the applicable requirements of Fighting Against Forced Labour and Child Labour in Supply Chains Act (the Act).

1.	Introduction

BCE Inc.’s Supplier Risk Management (“SRM”) program aims to identify and mitigate the inherent legal, financial and reputational risks that may exist in our supply chains, and to form mutually beneficial relationships with suppliers who act responsibly, comply with international labour and human rights standards, and demonstrate integrity in the marketplace.

In line with the requirements of the Act, this report describes the activities of BCE Inc. (BCE), and its subsidiaries that are reporting entities under the Act, to prevent and reduce the risk of using forced and child labour in our business and supply chains. This report covers activities from January 1, 2025 to December 31, 2025 (the “Reporting Period”).

The information provided in this report generally applies to all Reporting Entities (defined below), except Epic Information Solutions Inc. and Outedge Media Canada LP which are not yet part of BCE’s SRM program (section 4.2).

1.1	Reporting entities

This is a joint report under the Act for the following reporting entities (the “Reporting Entities”):

•	Astral Media Outdoor, L.P.;

•	BCE Inc.;

•	Bell Canada;

•	Bell Channels Inc.;

•	Bell ExpressVu, L.P.;

•	Bell Media Inc.;

•	Bell Mobility Inc.;

•	Bell Technical Solutions Inc.;

•	Câblevision du Nord de Québec Inc.;

•	Epic Information Solutions Inc;

•	Expertech Network Installation Inc.;

•	NorthernTel, L.P.;

•	Northwestel Inc.;

•	Outedge Media Canada LP; and

•	Télébec, L.P.

In this report “we”, “us”, “our”, “BCE” and “the company” mean, as the context may require, either BCE Inc. or, collectively, the Reporting Entities as defined above. “Bell” means, as the context may require, either Bell Canada or, collectively, Bell Canada and its subsidiaries that are also Reporting Entities set out above.

2.	Our company

As Canada’s largest communications company(1), we strive to create exceptional experiences and positive impacts for everyone we serve. Reliable, high-performance connectivity and digital solutions power nearly every aspect of daily life. By investing in world-class fibre and wireless networks and deploying cloud-based, AI-enabled technologies, we seek to help people and businesses thrive in an increasingly digital world.

2.1	Our corporate responsibility approach

Bell’s corporate responsibility approach supports our purpose to advance how people connect with each other and the world. Through our business activities, we seek to contribute to the social and economic well-being of the communities we serve while working to manage our environmental impact. Our sustainability disclosures are informed by the International Integrated Reporting Framework (<IR> Framework), now part of the IFRS Foundation. For additional information, see our Integrated Annual Report dated March 5, 2026 available on bce.ca.

BCE has been a signatory of the United Nations Global Compact (“UNGC”) since 2006. The UNGC is a principle-based framework for businesses, stating ten principles in the areas of human rights, labour, the environment and anti-corruption. In 2013, BCE also became a member of the Global Compact Network Canada where we regularly collaborate on best practices for the 10 Principles and the 17 Sustainable Development Goals with other members. In 2025, we continued our engagement by participating in the UNGC’s Business and Human Rights Workshop, with the objective of benefiting from expert knowledge and advancing human rights in our business operations and supply chains. Since 2024, BCE has been a member of the Joint Alliance for CSR (“JAC”), a not-for-profit association of international telecommunications operators with the objective of developing corporate social responsibility (CSR) throughout the industry’s supply chain. This membership permits BCE to proactively assess the manufacturing facilities of its suppliers, via accredited third-party audits, in the domains of child labour and juvenile workers, forced labour, health and safety, wages and compensation and business ethics.

1. Based on total revenue and total combined customer connections.

2.2	Company structure, products and services

BCE operates in three segments: Bell CTS Canada, Bell CTS U.S. and Bell Media.

Bell CTS Canada

•	Provides Bell Pure Fibre Internet, Fibe TV and national wireless services, including 5G+, 5G and 4G LTE.

•	Delivers enterprise solutions across cloud, AI, cybersecurity, IoT and managed services through Ateko, supported by Bell AI Fabric and Bell Cyber.

•	Offers national connectivity and wholesale services extending our network reach across Canada.

•	Operates a retail footprint of more than 8,000 locations across Bell, Virgin Plus, Lucky Mobile, Glentel and Best Buy Express offering leading consumer electronics and Bell services.

Bell CTS U.S.

•	Expands Bell’s fibre presence through Ziply Fiber, a leading fibre Internet provider in the U.S. Pacific Northwest.

•	Builds scale through Network FiberCo, creating a platform to potentially reach up to eight million U.S. locations and reinforcing Bell’s position as one of North America’s largest fibre providers.

Bell Media

•	Operates Canada’s leading content and advertising platform across television, streaming, digital, audio and out-of-home media.

•	Includes CTV, Noovo, TSN, RDS, Crave, iHeartRadio Canada and Astral out-of-home network, supported by data-driven advertising and content creation capabilities.

For more information on BCE’s structure and the products and services offered, please see our most recent Integrated Annual Report available on bce.ca.

2.3	Governance

The Board of Directors of BCE (the “Board”) has established clear oversight of our corporate responsibility programs and our approach to sustainability practices, with primary accountability at the committee level. See section 5 (Monitoring and Compliance) of this report for more information about the Board committees involved in our efforts to identify and respond to the risks of forced and child labour in our business and supply chains.

3.	Our business and supply chains

3.1	Business

We consider there to be a limited risk of forced and child labour occurring in the Reporting Entities’ businesses. Geographically, the Reporting Entities’ businesses are in Canada, which, according to the Global Slavery Index, has a low prevalence of forced and child labour, a low risk of vulnerability to forced and child labour, and comparatively robust governmental oversight of the issue. Moreover, the Reporting Entities’ work forces are governed by the applicable federal and provincial labour and employment standards, in addition to our policies and procedures that govern recruitment and labour sourcing, working conditions and the ethical treatment of our employees.

3.2	Supply chains

BCE procures a large number and variety of products and services as part of delivering its services. We recognize that forced and child labour risks could exist in our supply chains, mainly for tangible goods produced by direct suppliers or subsequent tiers down the supply chain. We use the U.S. Department of Labor List of Goods Produced by Child Labor or Forced Labor to inform our identification of related risks in our supply chains.

The largest portion of our annual procurement of tangible goods is related to electronic products that we sell or otherwise provide to our customers, and electronic products that we use internally to provide connectivity, broadcast and other network services. The vast majority of those purchases are from large well-known providers of products who also have reporting obligations under the Act. These suppliers provide us with products such as modems, SIM cards, mobile phones, routers, servers, hard drives and other electronic equipment. Products in this category are predominantly manufactured and assembled in China and other south-east Asian countries where protections for workers may not match those we practise in our North American operations, and therefore may be at higher risk of involving forced and child labour. More than 95% (by expense dollars) of the tangible electronic products that the company purchased in 2025 were produced by suppliers who are members of the Responsible Business Alliance (“RBA”), are members of RBA’s Responsible Labour Initiative and have signed RBA’s Code of Conduct, which prohibits the use of forced and child labour.

4.	Addressing forced and child labour in our business and supply chains

The following describes the individual elements of the framework BCE has put in place with the objective of assessing and mitigating the risk of forced and child labour in our business and supply chains.

4.1	Code of business conduct

The first layer of our framework to prevent forced and child labour is our Code of Business Conduct (the “Code”). The Code applies to all Reporting Entities and explains the fundamental values and standards of behaviour that are expected in all aspects of our business. It provides employees with clear guidelines for ethical business conduct related to interactions with customers, fellow team members, partners and the public. To demonstrate our commitment to the shared values and standards described in the Code, all employees, managers, executives and members of the Board must certify annually that they have reviewed and follow the Code. All employees must also take the online course on the Code when they join the company, and every second year thereafter.

4.2	SRM program

The second layer of our framework is BCE’s SRM program, which includes several components such as our Supplier Code of Conduct, our Corporate Responsibility Questionnaire and team member training. All Reporting Entities are required to follow the SRM program for all new purchase agreements, as well as renewals. The purpose of this program is to determine the level of risk associated with a supplier or their product in categories across a comprehensive spectrum, such as corporate responsibility (including business ethics, and respect for labour and human rights), health and safety, the environment, privacy, information security, business continuity and financial stability. This helps enable the company to mitigate such risks by choosing suppliers that demonstrate shared values, and requiring suppliers to have adequate control measures in place. The program requires that suppliers of tangible electronic products be assessed under escalating levels of scrutiny depending on the potential risk they pose in the categories identified above.

4.2.1 Supplier code of conduct

The company is committed to sourcing responsibly and considers all activities in its supply chains that lead to human rights abuses as unacceptable. We require that our suppliers accept the performance standards contained in our Supplier Code of Conduct (the “Supplier Code”), with the expectation that the supplier will comply with the requirements of the Supplier Code through its own operations and within its supply chains. Our Procurement Policy requires that all supplier contracts include the Supplier Code.

The Supplier Code was established in 2008 and is based on international standards such as the Universal Declaration of Human Rights and the International Labour Organization’s Labour Standards. It seeks to ensure suppliers respect our requirements related to ethics, labour and human rights, the responsible sourcing of minerals, health and safety, data privacy and security, and the environment. It also helps reduce risks to our operations in the areas of business continuity and financial stability.

The Supplier Code includes paragraphs covering the requirement that suppliers not use forced and child labour, provide working hours and wages that meet local legal requirements, that their workplace be free of sexual harassment and abuse, corporal punishment and unlawful discrimination and that they respect and uphold workers’ rights to freely join labour unions.

Under the Supplier Code, we may conduct onsite audits of selected supplier facilities that provide us with products or services. Onsite audits may include a review of relevant supplier records, policies and work practices as well as an inspection of supplier facilities for compliance with the Supplier Code. In addition, as part of our JAC membership, in 2025, we verified the adherence of 7 of our key suppliers to our standards, representing 42% of our annual spend on tangible electronic products, by reviewing audits requisitioned by other members of JAC. None of those we reviewed presented any issues of concern.

In the case of an observed non-compliance with the Supplier Code, we require that the supplier take all reasonable measures to diligently correct the non-compliance. A supplier’s failure to meet this requirement can result in further action by the company, including the cancellation of our supply contract with them.

4.2.2 Corporate responsibility questionnaire

Suppliers whose products are identified in our SRM program as posing potential corporate responsibility risks are required to undergo a detailed risk analysis prior to our entering into a supply contract with them. When we determine that a potential supplier’s product poses a risk of association with unethical or illegal labour practices (among other risks), the supplier is required to complete our Corporate Responsibility Questionnaire and submit it to us for a more in-depth assessment. This process allows us to learn more about the management systems, programs and procedures, and other control measures the supplier applies to its own operations and supply chains. The Corporate Responsibility Questionnaire includes mandatory questions related to the supplier’s application of written policies, programs or procedures mandating freely chosen employment and prohibiting child labour in their operations.

In 2025, we conducted 473 supplier assessments of which 43 were identified as having actual or potential corporate responsibility implications. Among these, those identified as having a higher risk of forced or child labour were required to complete the Corporate Responsibility Questionnaire and we requested targeted risk mitigation measures including additional contractual clauses based on the assessed level of risk.

4.2.3 Reporting issues and addressing potential concerns

We provide a confidential and anonymous channel for reporting non-compliances with BCE’s Code of Business Conduct and Supplier Code of Conduct. Employees, contractors, suppliers and any other person may report a concern of potential or actual misconduct through a confidential and anonymous online Business Conduct Help Line. The Business Conduct Help Line is accessible 24/7 online (clearviewconnects.com) or by phone (1-866-298-2942), and is administered by an independent third-party firm. When a complaint is received through the Business Conduct Help Line, it is assigned to the appropriate internal resource, investigated and a response is provided to the individual who submitted the complaint.

4.2.4 Remediation

In the event that the company is informed of, or discovered, the potential or confirmed presence of forced and child labour in its supply chains, the company will investigate and take the appropriate remedial measures by either ceasing, preventing or mitigating any adverse impacts.

We did not identify any instances of forced labour or child labour in our supply chains during the Reporting Period and, therefore, no remedial measures were taken, including those related to remediating the economic impact on the most vulnerable families.

4.2.5 Training

While no formal training on forced and child labor was delivered in the Reporting Period, in 2024, two mandatory training sessions were provided to employees, including supervisor-level staff involved in procurement activities, at which internally developed content was delivered via live webinars by subject-matter experts.

5.	Monitoring and compliance

5.1	Framework

The following Board committees oversee our program to identify and respond to the risks of forced and child labour in our business and supply chains, and assess such efforts:

The Corporate Governance Committee of the Board (the “CGC”) is responsible for oversight of our corporate purpose and our corporate responsibility strategy, including supply chain labour issues, and disclosure. This includes the integration of corporate responsibility within our company strategy and monitoring the implementation of related programs, goals and key initiatives. Moreover, it is responsible for our governance practices and policies, including those concerning business conduct, ethics and disclosure. In 2024, management completed a review of the potential risks of forced and child labour in the company’s supply chains, and found that processes in place are sufficient to prevent such risks.

The Risk and Pension Fund Committee of the Board (the “RPFC”) oversees the company’s enterprise risk governance framework as well as the key risks to which the company is exposed, including supply chain risks and oversight of supplier risks.

The Management Resources and Compensation Committee of the Board (the “MRCC”) has oversight of human resource issues, including respectful workplace practices, diversity, equity, inclusion and belonging, team survey results, human rights, and health and safety.

The Audit Committee of the Board monitors significant corporate responsibility issues that could impact financial reporting and reviews audit activities in relation to corporate responsibility policies and programs. It also approves our risks and assumptions disclosure related to our corporate responsibility disclosures risks.

5.2	Assessing the effectiveness of our controls

The company’s management team is accountable for establishing, maintaining and assessing its SRM program that aims to address corporate responsibility risks in its supply chains. As part of our governance process, each year we assess the adequacy of our risk controls, including those presented by our supply chains. Under this process, management reports to the various Board committees on the adequacy of our controls, and their alignment with current industry standards and trends. This includes compliance with policies and procedures related to supplier risk management. The committees of the Board provide management ongoing guidance on the orientation the company should take in addressing corporate responsibility issues such as responsible procurement.

Pursuant to BCE’s disclosure controls and procedures, the Senior Vice-President, Corporate Services & Corporate Secretary and the Senior Vice-President, Corporate Strategy, have certified that disclosure controls and procedures have been designed and established and are maintained to cover the disclosure of any risks or incidents of forced and child labour in BCE’s supply chains, and that the disclosure controls and procedures for this report are effective.

6.	Approval and attestation

This report is for the entity BCE Inc. and its subsidiaries subject to the Act as set out in section 1.1 (Reporting Entities) and has been approved by BCE Inc.’s Board of Directors pursuant to subparagraph 11(4)(b)(ii) of the Act. In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above.

I make the above attestation in my capacity as a director of the Board of Directors of BCE Inc. for and on behalf of the Board of Directors of BCE Inc.

I have the authority to bind BCE Inc.

“Mirko Bibic”

Mirko Bibic President and CEO, BCE Inc. and Bell Canada, Director of BCE Inc. Date: March 5, 2026